Exhibit 99.1

February 2, 2015

Press Release

Market Making Agreement entered into with Kepler Cheuvreux

AMSTERDAM, February 2, 2015 — Cnova N.V. (NASDAQ and Euronext Paris: CNV) today announced that it has entered into a market making agreement with Kepler Cheuvreux. Kepler Cheuvreux will provide market liquidity for the ordinary shares of Cnova on the regulated market of Euronext Paris. Cnova listed on Euronext Paris as of January 23rd, 2015 without issuing or offering any new equity capital. Under the Agreement, entered into for a one year period and automatically renewable, Kepler Cheuvreux will conduct its activities, for its own account and risk, independently of, without influence by, and without any resources from Cnova.

About Cnova N.V.

Cnova N.V. is one of the largest global eCommerce companies, operating Cdiscount sites in France, Brazil, Colombia, Ecuador, Panama, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon and Belgium and the sites Extra.com.br, Pontofrio.com and Casasbahia.com.br. in Brazil. Cnova N.V. offers its more than 13 million active customers access to a wide assortment of more than 12 million product offerings through a combination of attractive pricing and highly differentiated delivery and payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the prospectus filed with the U.S. Securities and Exchange Commission on November 21, 2014 and other documents filed with the U.S. Securities and Exchange Commission as well as under the heading “Risk Factors” in the listing prospectus approved by the AFM on January 21, 2015. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

investor@cnova.com

+33 1 53 70 55 90

Media Contact:

directiondelacommunication@cnovagroup.com

+33 6 80 39 50 71